July 31, 2007

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”)
Filed April 2, 2007
File Number: 001-09828

Dear Ms. Robertson:

This letter is the response of GAINSCO, INC. (the “Company”) to the comments set forth in your letter dated July 5, 2007 regarding the Form 10-K. The responses are set forth below immediately following the numbered comments in your letter, which are reproduced herein for ease of reference.

Item 1.	Business, page 1

Reserves, page 11

1.	We believe that for the reconciliations of net reserve amounts to the gross reserve amounts in the table to be compliant with Industry Guide 6, it is necessary to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented. Please provide us with a revised table in your proposed format.

Response: We propose to include the information requested in the comment in future filings. In order to provide a revised table for your consideration, we require historic information for the ten year period covered by the table, and we are in the process of obtaining that information. We will provide an additional response with the revised table as soon as practicable.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 50

Deferred Policy Acquisition Costs and Policy Acquisition Costs, page 50

2.	Please provide us, in disclosure-type format, the impacts that changes in these estimates have had in the period presented. Include a discussion of the sensitivity of these estimates to reasonably possible changes in the assumptions.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

Response: In future filings, we propose to include the following disclosure to clarify the statement that appears at the end of this section of the Form 10-K:

“These estimates are based on actual historical results and assumes the past indicates the future, therefore, changes in the historical results would cause changes in these estimates.”

Unpaid Claims and Claim Adjustment Expense, page 51

3.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

NOTE: in several parts of our responses to the questions within this topic, our responses are substantially different for the two lines of business to which the responses relate. Accordingly, in those instances we present separate responses applicable to personal auto and the commercial runoff business. Additional information regarding the transformation of the Company from primarily writing commercial insurance to its present emphasis on nonstandard personal auto insurance is contained in our response to Question No. 9.

We wish to emphasize in connection with the questions posed in this section of your letter that we have consistently disclosed both the inherent risks in determining reserves and the added uncertainties which exist by virtue of the Company’s relatively rapid growth, entry into new markets, and relatively short operating history in our current business and in new markets. In particular, we direct your attention to the information set forth in the Risk Factors appearing on page 24 of the Form 10-K entitled “Our business is subject to financial and operational risks resulting from our growth” and on page 30 headed “Our claim and claim adjustment expense may exceed our claim and claim adjustment expense reserves, which could adversely affect our results of operations, financial condition and cash flows.” Comparable disclosure has consistently appeared in our disclosure documents for the recent periods in which our growth has occurred. The responses which follow should be considered in light of those pervasive risks and uncertainties.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

a.	Please disclose the amount of the gross reserves for loss and loss adjustment expense for each year presented. Include the amount of IBNR separately for each material line of business.

Response: The following table discloses the amount of the gross unpaid claims and claim adjustment expense for each year presented and separates the amount of IBNR for each material line of business. We propose that future filings include comparable disclosure for the periods to be presented.

Gross unpaid claims and claim adjustment expense
	2006	2005	2004
Case:
Personal auto	$25,439,441	14,297,102	7,181,264
Run-off	11,572,566	16,150,939	31,125,096

Incurred But Not Reported (IBNR):
Personal auto	22,233,000	13,049,000	6,642,000
Run-off	18,653,000	35,006,000	50,597,000

Total Reserves	$77,898,008	78,503,041	95,545,360

b.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

Response: We propose to include the following disclosure in the discussion of reserves in future filings:

For private passenger auto business, all coverages are considered short-tailed, as we write minimum limits business (primarily six month policies), and approximately two thirds of our ultimate liabilities are realized within 12 months. The methods we use in determining unpaid claims and claim adjustment expense for this business are described below in response to Question 3b.2.

Runoff commercial business: We consider our commercial runoff business (which consists primarily of commercial auto and general liability coverages) to be long-tailed. For most of this business, in consultation with the independent actuarial consulting firm, we use the same methods employed for our personal lines business, namely the paid loss method and the incurred loss method, as well as other methods not utilized for personal lines, namely frequency and severity methodologies. For our specialty and umbrella lines, for which we

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

have fewer years of experience, we use an expected loss ratio method and test the results with a Bornheuter-Ferguson method.

For all runoff lines, however, the remaining number of claims has declined to the point that these conventional actuarial methods are of less utility than during the period in which the number of active claims provided greater statistical reliability. Accordingly, in recent reporting periods the estimates for all runoff claims have been based primarily on case-by-case evaluations of the claim department of individual claim files. This methodology is not used for our personal lines business.

2. Identifies the unique development characteristics of each material short-tail and long-tail line of business.

Response: We propose to include the following disclosure in the discussion of reserves in future filings:

For private passenger auto business, we analyze development patterns separately by state for each state in which we write business, and within each state, by each separate line of coverage we offer in that particular state. We further analyze patterns for each accident quarter to ascertain whether development patterns are changing over time. Analyzing our data in this way allows us to group data in homogeneous sets, while maximizing the degree of credibility for each data set where limited data are available. For states and/or coverages where the data are limited, we also consider development patterns from other markets in which we write business that have more credible amounts of data, and which have similar policy limits. We also utilize development patterns from other larger non-standard companies which are supplied to us by the independent actuarial consulting firm.

Development patterns are somewhat unique by state, since each state has varying policy limits, laws establishing liability, and litigation environments. Development patterns also vary by line of coverage, as liability claims traditionally take longer to settle than physical damage claims.

Finally, development patterns can vary by accident quarter as changes have occurred within our claim department over the last 12 to 18 months. We believe that these changes resulted in an acceleration of exposure recognition and in ultimate claim settlement. Our expansion into different geographical areas within each state has caused our mix of business to change, and the credibility associated with data for each accident quarter has changed over time. As a result, our development patterns exhibit a greater variance than the development patterns for a stable, more mature book of business, and we recognize this volatility in our analysis of the data, in consultation with the independent actuarial consulting firm.

Within runoff commercial business, the different lines of business each have somewhat different development characteristics, which we take into account in determining reserve estimates, as follows:

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

•	Commercial auto – most states in which we wrote policies have two-year statutes of limitation. Because we ceased writing new business in 2002, no new claims are expected be incurred.

•

General liability – generally, new claims are barred by applicable statutes of limitation. However, we continue to receive new claims for alleged construction defects, even though we have included an exclusion for such liability in general liability policies since 1996. We therefore continue to respond to any claims that are asserted.

•	Specialty lines – all policies we wrote are on a “claims made” basis, so we do not expect any additional claims.

•	Personal umbrella – because coverage is related to the resolution of claims in underlying insurance policies, development tends to occur over a relatively long time period.

3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

Response: We propose to include the following disclosure in the discussion of reserves in future filings:

For private passenger auto business, Incurred but Not Reported Reserves include provisions for the following:

•	Claims that have occurred, but have not been reported to us

•	Claims that have been reported to us, but have not been recorded on our system and a case reserve has not been established yet.

•	Claims that are closed, but may be re-opened for payment/additional payments at a future date.

•	Claims that are known and recorded in our system, but may have development beyond the case reserve established when the claim was first reported.

We compute unpaid claims and claim adjustment expense (excluding claim department expense IBNR) for the above four provisions on a combined basis, by first estimating ultimate claims and claim adjustment expense (CAE) amounts for each accident quarter, and then subtracting from these amounts the cumulative paid and case reserves on known claims for each accident quarter. There are several methods we utilize to estimate ultimate loss and LAE amounts:

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

•	Paid Loss Development Method

•	Incurred Loss Development Method

•	Bornheutter-Ferguson Paid Method

•	Borhheutter-Ferguson Incurred Method

In addition, ultimate claim counts are estimated using closed and reported claim count data. Ultimate claims and CAE estimates are divided by ultimate claim count estimates to determine an ultimate claim severity, which provides a reasonability check for our ultimate loss and ALAE amounts. If severities are in line with expectations, we have an additional degree of confidence in our projections.

The methods listed above assume that the factors affecting the development patterns for each accident quarter will remain constant over time. Because of this, selection of development patterns that will apply to current open claims and claims incurred but not reported must consider several factors. These include, but are not limited to, the impact of inflation on claim costs and changes in the rate of inflation, the rate and level at which our claims adjusters make payments and settle claims and any changes in this rate or level, changes in the adequacy or method used to establish case reserves, changes in the cost of medical care, changes in judicial decisions, legislation changes, and other factors. Changes in any of these factors implies that development patters are not remaining constant over time – one key assumption in the methods used to estimate ultimate claims and CAE. When the rate at which adjusters make payments and settle claims has accelerated over time, ultimate loss estimates developed using the methods employed above may overstate true projected ultimate liabilities, thus adjustments that take these changes in to consideration are utilized. Various methods are used to adjust for these changes including, but not limited to Berquist-Sherman adjustments to take into consideration changes in exposure recognition, the rate of claims closure and changes in case reserve adequacy as well as tail factor analysis and actuarial judgment.

Unpaid claim department expenses are estimated using a cost per claim approach. Under this approach historical paid claim department expense data (adjusted for estimated non-essential claim department expense) are divided by the historical number of claim activity transactions. It is assumed that the expense associated with settling a liability claim is twice that of settling a physical damage claim, since liability claims are typically more complex. It is also assumed that there are two activities creating expenses associated with pure IBNR claims – the cost to open the claim and the cost to settle and close the claim, while only one activity is associated with claims already open – the cost to settle and close the claim. The cost per activity is multiplied by the total estimated future activities to arrive at an estimate of future claim department expense for all claims that have occurred prior to the evaluation date.

For commercial runoff business, the response to Question 3b.1 above describes our methods for estimating IBNR and, in particular, the effect of the declining number of active claims in runoff has on the methodology used to determine such estimates.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Response: We propose to include the following disclosure in the discussion of reserves in future filings:

In both personal lines and commercial runoff business, we utilize the same procedures for determining reserves on a quarterly basis as we do annually. The actuarial procedures followed are described in detail above. The reserve estimates of the independent actuarial consulting firm are developed based on review and analysis of accident data and in consultation with management. Once the independent actuarial consulting firm has determined reserve levels, management makes appropriate entries to implement those decisions.

These estimates are set forth in a detailed presentation to the Audit Committee of the Board of Directors, together with underlying statistical information on which the estimates are based. The Audit Committee meets each quarter with management and a representative of the independent actuarial consulting firm and engages in a detailed discussion regarding the reserve selections and underlying statistical data. Following that discussion and an opportunity for members of the Audit Committee to satisfy themselves regarding the reserves selected and the analysis performed by management and the independent actuarial consulting firm, the Audit Committee members meet in executive session with only the representative of the independent actuarial consulting firm and legal counsel present. During these executive sessions, the representative of the independent actuarial consulting firm is invited to provide any additional information to the Audit Committee that he believes may be necessary or appropriate, and the members of the Committee have the opportunity to request additional information or ask questions as they deem appropriate.

c.	Describe management’s policy for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by it actuaries.

1. Describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

Response: Supplementally, we advise you that traditionally we have not adjusted the liability for unpaid claims and claim adjustment expense from the point estimate established by our independent actuarial consulting firm but have instead recorded that estimate. The only exception to that procedure through 2006 occurred in connection with the estimate for the fourth quarter of 2006. During the course of preparing financial statements for the year ended December 31, 2006, and after the independent actuarial consulting firm had completed its analysis and management had recorded the recommended estimate, management became aware of certain extra-contractual exposures associated with claims-handling practices. The exposure arose from allegations that the Company had acted in bad faith in adjusting certain bodily injury claims. After review of

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

these matters by claims personnel and consultations with outside counsel regarding the potential exposure, management determined that it would be prudent to add additional reserves to reflect these exposures and that recognition of these claims should properly be reflected in the fourth quarter 2006. The independent actuarial consulting firm was notified of this new information and concurred in this decision, but it did not revise the estimate previously provided to the Company.

This exception is disclosed on page 11 of the Annual Report on Form 10-K for the year ended December 31, 2006 in a sentence that reads as follows: “This amount represents management’s best estimate of the Company’s claims exposure, as derived from the actuarial analysis, and was set at a level higher than the selected reserve estimate as established by an independent actuary to reflect additional potential claims liability identified after completion of the independent actuary’s analysis.”

If a similar situation were to arise in the future, or if for other reasons the liability for unpaid claims and claims adjustment expense is adjusted to an amount different than the amount determined by our actuaries, we will disclose the circumstances in MD&A.

2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

Response: As reflected in the previous answer, the only instance in which this occurred was disclosed on page 11 of the Form 10-K. In future filings, we will include appropriate disclosure in MD&A.

d.	It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate for unpaid claims and claim adjustment expenses for both the runoff lines and the nonstandard personal automobile lines:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

Response: There are three causes of the revisions referred to in your comment, which are discussed individually below.

New events that occurred – In addition to the extra-contractual exposures referred to in response to Question No. 3c.1, the reserve for the fourth quarter 2006 also included another extra-contractual claim occurring in a prior accident year that was recognized during the fourth quarter, included within the estimate of the independent actuarial firm, and recorded during the preparation of financial statements for the year.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

Additional experience/information obtained since the last reporting date that led to the change in estimates – During 2006 the company began a significant and rapid transformation of its claim department personnel and practices. As of September 30, 2006, these changes – which have had the effect of accelerating the initial recording of claims and are also intended to accelerate ultimate settlement—had not yet manifested themselves in our historical claims and CAE development patterns. Since past development patterns are used to project the amount and emergence of future liabilities, and these patterns were based on practices that were no longer being followed by our claim personnel, estimates of future liabilities were affected. We made a concerted effort to account for these changes and how the independent actuarial firm estimated that such changes would affect our estimate of ultimate claims and CAE at September 30, and included disclosure regarding these uncertainties in our Quarterly Report on Form 10-Q for the three months ended September 30, 2006 (see pages 13, 31 and 34 of the Form 10-Q) and in the Form 10-K. At December 31, 2006, in consultation with the independent actuarial firm, we adjusted our estimates upward to account for the greater variance that we are experiencing in our loss development data, due to the changes referred to above.

Runoff lines – As the number of remaining active claims has declined, as described in response to Question 3b.1 above, developments in individual claim files have been particularly important in revising reserve estimates from prior periods.

In future filings, we will discuss any material changes in facts or in the availability of information from period to period which cause significant changes in estimates.

2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response: We believe that these changes in estimate were described in sufficient detail on pages 11 and 43 of the Form 10-K and in the response to Question No. 3d.1, and such disclosure will be continued in future filings to the extent warranted.

e.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

Response: The table below summarizes situations in which assumptions changed and the basis of those changes. The Company has not quantified the effects of the changes that are summarized in the table, nor does it have tools available with which to do so. Because of the changing nature of the Company’s business and the inherent uncertainties arising from the Company’s recent and current risk profile (referred to in the Note which precedes the responses to the questions posed in this section of your letter), we do not believe that such

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

quantification, if it could be accomplished, would provide meaningful information if disclosed in our filings.

Assumption	Change from prior and explanation
Claims are reported and recorded in our system at the same rate as in prior periods	During the 4th quarter we analyzed the time from loss date that it took to record a claim in our system. We noticed a significant reduction in the number of days from loss date to report/record date starting during late second quarter 2006, with significant acceleration occurring during the 4th quarter of 2006, which we believe is the result of changes we have made in our claim practices (discussed on page 42 of the Form 10-K). This acceleration in exposure recognition implies future development patterns will be different from historical patterns which are used to estimate ultimate liabilities. We attempted to take this into consideration in our estimate of ultimate claims and CAE through various adjustments to our loss development factors and utilizing actuarial judgment.

Claims are adjusted and closed at the same rate as in prior periods	During the 4th quarter we analyzed the time from report date to close date for all of our closed claims. We noticed a significant reduction in the number of days our claim department was taking to close a claim, starting during the 3rd quarter of 2006, which we believe is the result of changes we have made in our claim practices. This acceleration in claim closure rate implies future development patterns will be different from historical patterns which are used to estimate ultimate liabilities. We attempted to take this into consideration in our estimate of ultimate by utilizing a Berquist Sherman adjustment, adjusting selected loss development factors, and utilizing actuarial judgment.

Book of business written remains stable over time	During 2005 and 2006 we greatly expanded our writings, diversifying both into other states, and within states, into different geographical areas. We also expanded into various other driver classes, namely into the internationally licensed segment. Expanding into different geographical segments meant writing more business in jurisdictions with different judicial systems, areas more susceptible to insurance fraud, states with different negligence laws. These changes can affect development patterns, so that historical patterns may not be reflective of future patterns. We have not formally taken these changes into consideration in our estimates of ultimate liabilities, but we are aware of these changes when making final reserve selections, and they are taken

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

into account by the independent actuarial consulting firm.

Credibility associated with the book of business remains stable over time	Since we experienced rapid growth during 2005 and 2006, the credibility associated with each accident quarter increased over time. Changes in credibility over time affect development patterns in that past development patterns are less stable than future patterns based on more credible data. We have taken this into consideration in consultation with the independent actuarial consulting firm in the selection of loss development factors based on recent development in the more recent accident quarters.

The law of large numbers applies to selecting development patterns; i.e. the confidence of a point estimate is improved by increasing the amount of data used to develop the estimate; however, the data must be reasonably homogeneous, and exhibit little variation over time. Changes associated with the assumptions listed above affect the homogeneity of our data, and the variance associated with the loss development factors derived from the data. This implies that the variance around our point estimate has increased over time, or that the confidence interval around our point estimate has widened over time. This in turn implies there is greater volatility associated with our point estimate and we attempted to take this uncertainty into consideration with our 4th quarter selections.

2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response to Questions Nos. 3e2. and 3f.:

These key assumptions are themselves based on additional underlying assumptions regarding numerous internal and external factors, which often vary for different states, programs and coverage groups, for different accident periods and for different actuarial estimation methodologies. Internal factors include, but are not limited to, changes in underwriting standards and rules, and loss cost trends. External factors include, but are not limited to, claim severity, claim frequency, inflation in costs to repair or replace damaged property, inflation in the cost of medical services, legislative activities, regulatory changes, judicial changes, and litigation trends.

Traditionally, use of multiple methodologies produces a cluster of estimates with modest dispersion in the indicated possible outcomes. However, due to the changes the Company has experienced as outlined above, use of the methodologies cited in the response to Question No. 3b.3 above had produced conflicting results and wider bands of indicated possible outcomes. Such bands do not necessarily constitute a range of outcomes, nor does management or the independent

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

actuarial consulting firm calculate a range of outcomes. If there is a significant variation in the results generated by different actuarial methodologies, our actuarial staff further analyzes the data using additional techniques. These processes may include making adjustments to the key assumptions underlying the methodologies, using additional generally accepted actuarial estimation methodologies, and applying actuarial judgment.

In arriving at each individual point estimate of reserves for IBNR claims and CAE in each separate data subset, our actuarial staff considers the likely predictive value of the various methodologies employed in light of internal and external variables that may impact the reserves. For each data subset in each accident quarter, the point estimate selected by the independent actuarial consulting firm is not necessarily one of the points produced by any particular methodology utilized, but may be another point that takes into consideration each of the points produced by the several loss methodologies used. For example, the current accident quarter may not have enough paid claims data to rely upon, leading our actuarial staff and the independent actuarial consulting firm to conclude that an incurred development methodology provides a better estimate than a paid development methodology. In such a case, more weight would be given to an incurred methodology for that particular accident quarter.

Volatility of Unpaid Claims and CAE Estimates and Sensitivity Analysis. Quarterly, for each financial reporting date, we record our best estimate, which is a point estimate, of our overall unpaid claims and CAE for both current and prior accident years. Because the underlying processes require the use of estimates and professional actuarial judgment, establishing unpaid claims and CAE is an inherently uncertain process. As our experience develops and we learn new information, our quarterly reserving process may produce revisions to our previously reported unpaid claims and CAE, which we refer to as “development,” and such changes may be material. We recognize favorable development when we decrease our previously reported unpaid claims and CAE, which results in an increase in net income in the period recognized. We recognize adverse development when we increase our previously reported unpaid claims and CAE, which results in a decrease in net income in the period recognized. Accordingly, while we record our best estimate, our unpaid claims and CAE is subject to potential variability.

We do not believe that it would be meaningful for us to provide an indication of the potential variability of our aggregate unpaid claims and CAE by disclosing separate sensitivity analyses of the reasonably likely changes in the key assumptions underlying each significant point estimate in each data subset that we aggregate to develop our best estimate of the aggregate unpaid claims and CAE. See the discussion below under the heading “Data Subset Analysis.”

We also do not believe that it would be cost effective for us to produce meaningful sensitivity analyses of the reasonably likely changes in the key assumptions underlying our aggregate unpaid claims and CAE based on aggregated independent data relating to each such key assumption underlying each point estimate in each data subset. See the discussion below under the heading “Data Subset Analysis.”

Data Subset Analysis. We do not believe that it would be meaningful for us to provide an indication of the potential variability of our unpaid claims and CAE by disclosing separate sensitivity analyses indicating the potential variability of each significant point estimate in each

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

data subset based on an evaluation of historical changes in the underlying key assumptions for each such point estimate.

We employ various statistical processes to estimate our unpaid claims and CAE. Our actuarial staff performs quarterly analyses on multiple unique, homogenous data subsets to produce estimates of the aggregate unpaid claims and CAE. We analyze the data separately (1) for each of the seven states in which we write business, (2) for each type of coverage group written, and (3) by accident quarter. We apply the actuarial methodologies outlined in response to Question No. 3b.3 above with respect to each of these data subsets to establish separate point estimates for IBNR claims. We make individualized key assumptions with respect to each separate point estimate. We then aggregate all of the separate point estimates to develop our best estimate of our overall unpaid claims and CAE.

We believe that disclosing sensitivity analyses for each significant point estimate in all data subsets to provide an indication of the potential variability of our aggregate claims and CAE would be unreasonably lengthy, complex and confusing and would therefore detract from, rather than improve, the disclosure that we provide.

g. We note that your discussion on page 48 as well as in other portions of the document makes reference to the use of an “independent actuary” in connection with your reserve balances. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the name of the firm be included in the ‘34 Act filing. If the firm is named in the filing and the 10-K is incorporated by reference into a registration statement, a consent would be required. Please advise.

Response: We advise you supplementally that the engagement letter governing our relationship with the independent actuarial consulting firm prohibits us from disclosing the identity of the firm without its consent, and we have been unable to obtain consent for such disclosure. Accordingly, we are unable to comply with the request in this comment.

Contractual Obligations, page 49

4.	The table of contractual obligations should include interest on long-term debt. Please provide us a revised table that includes the interest on long-term debt as well a revised note to the table that explains this inclusion.

Response: A revised table and two paragraphs explaining this inclusion appears in Appendix 1 attached to this letter. We propose to include disclosure consistent with these revisions in future filings.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income, page 69

5.

Disclosure of changes in the number of shares for each period presented should accompany the disclosure of changes in the equity accounts or be presented separately in the notes to the financial statements. Please provide us, in disclosure-type format, the changes in the number of shares outstanding for each period. Also,

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

see the following comment regarding retroactively restating shares presented for the reverse stock split.

Response: A revised footnote presenting the changes in the number of shares for each period presented is set forth below. We propose to disclose such information in a similar format in future filings.

(11) Redeemable Preferred Stock and Shareholders’ Equity

Shares outstanding at December 31, 2004	21,169,736
Share activity:
Stock issued with rights offering	19,715,052
Redemption following reverse stock split	(60,599,938)
Exchange of Series A preferred stock	19,125,612
Exchange of Series B preferred stock	5,744,671
Stallings purchase of common stock	7,715,070
Reis purchase of common stock	6,729,871
Restricted stock issued	400,000
Stock issued following stock compensation	200,000
Stock issued with performance shares	25,500

Shares outstanding at December 31, 2005	20,225,574
Stock issued with rights offering	4,532,045
Stock issued with performance shares	235,394
Treasury stock	(68,188)

Shares outstanding at December 31, 2006	24,924,825

6.	You disclose on page 94 that in November 2005 a one-for-four reverse split became effective. Stock splits should be applied retroactively to all share and per share amounts in the financial statements for all periods presented. Considering your presentation of the reverse stock split in your 2005 statement of shareholders’ equity, it is not clear whether you have appropriately accounted for the stock split in your financial statements including those used in the computation of earnings per share. Please advise.

Response: We provide the following table supplementally, which shows that the accounting reflected in the Form 10-K was appropriate. We do not believe that any additional disclosure is necessary.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

Weighted shares outstanding at December 31, 2003	21,169,736
Adjustment for 2005 rights offering	3,598,855
Adjustment for 2005 reverse stock split	(18,576,443)
Adjustment for 2006 rights offering	495,372

Weighted shares outstanding at December 31, 2004	6,687,520
Stock issued	59,655,776
Redemption following reverse stock split	(60,599,938)
Adjustment for 2005 rights offering	(3,598,855)
Adjustment for 2005 reverse stock split	18,576,443
Adjustment for 2006 rights offering	1,122,674
Weighting of shares	(2,020,264)

Weighted shares outstanding at December 31, 2005	19,823,356
Stock issued with rights offering	4,532,045
Stock issued with performance shares	235,394
Treasury stock	(68,188)
Adjustment for 2006 rights offering	(1,618,046)
Weighting of shares	(459,617)

Weighted shares outstanding at December 31, 2005	22,444,944

Notes to Consolidated Financial Statements, page 73

(1) Background and Summary of Accounting Policies, page 73

(c) Investments, page 74

7.	Please provide us, in disclosure-type format, the accounting policy that you apply to the asset-backed securities including how you account for changes in prepayments. If it is similar to the mortgage backed securities, please include such a statement.

Response: In future filings we propose to include additional disclosure in Note (1) regarding investments, consistent with the following:

(c)	Investments, page 74

Bonds available for sale, certificates of deposit and short-term investments are stated at fair value. Fair values of investments, disclosed in Note 2, are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Premiums and discounts on mortgage-backed securities and asset-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages, or underlying securities, and the current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying securities, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

(k) Revenue Recognition and Premiums Receivable, page 77

8.	Please provide us, in disclosure-type format, your policy for recognizing agency revenues.

Response: In future filings we propose to include additional disclosure in Note (1) addressing the comment, consistent with the following:

(k)	Revenue Recognition and Premiums Receivable, page 77

Premiums and policy fees are recognized as earned on a pro rata basis over the period the Company is at risk under the related policy. Agency revenues are primarily fees charged on insured balances. These fees are earned over the terms of the underlying policies. Unearned premiums represent the portion of premiums written and policy fees which are applicable to the unexpired terms of policies in force. Premiums receivable consist of balances owed for coverages written with the Company. The Company ages the premiums receivable balance to establish an allowance for doubtful accounts based on prior experience.

(10) Federal Income Taxes, page 91

9.	Please explain to us, in disclosure-type format, the factors that were considered in determining that it was necessary to record the tax benefits in the fourth quarter of 2005 and the fourth quarter of 2006. Please explain why the evidence considered was unavailable at the time of the previous estimates.

Response: We believe that the existing disclosure in our Annual Reports on Form 10-K for 2005 and 2006 accurately and adequately describe the decisions made with respect to the Company’s deferred tax asset. However, we supplementally provide background information regarding the transformation of the Company in those years to explain why this is true, summarizing information that has previously been disclosed in our filings for appropriate periods. Following this discussion, we provide proposed revised disclosure language to address your comment.

Background

The Company’s decisions to recognize portions of its deferred tax asset in the fourth quarters of 2005 and 2006 by reducing the related valuation allowance were the result of a careful ongoing analysis of the relevant criteria set forth in FASB Statement No. 109, “Accounting for Income Taxes,” in light of ongoing substantial changes within the Company. In order to place these decisions in context, a brief description of the Company’s recent history may be helpful. During each reporting period , the Company consistently applied the criteria set forth in FASB Statement No. 109 to determine whether the Company’s valuation allowance with respect to its deferred tax asset was appropriate and supportable in view of the Company’s operating prospects.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

Background of the Company’s Financial Condition

From 1998 through 2002, the Company experienced aggregate pre-tax operating losses totaling $118.2 million. as a result of such losses, decided to discontinue all commercial insurance business, which as of December 31, 2000 had accounted for approximately 74% of earned premium and 74% of claims and claim adjustment expense; the remaining business, nonstandard personal automobile insurance, was written only in Florida. The Company’s related deferred tax asset was fully reserved through a valuation allowance in recognition of the criteria set forth in FASB Statement No. 109, namely the absence of evidence that it was more likely than not that the Company would be able to utilize the asset within its remaining life. The principal considerations at that time were associated with managing the runoff of commercial business, the lack of substantial profits from personal lines (a business acquired by the Company in 1998), and the limited capital that the Company would have available for future operations. The impending redemption requirements of then-outstanding preferred stock further indicated that the Company would have difficulty in utilizing any material amount of the deferred tax asset in the foreseeable future.

The Company announced in February, 2002 that it was ceasing to write new commercial lines business. From early 2002 until the successful completion of a recapitalization in January, 2005 (the “Recapitalization”), the Company managed the runoff of commercial lines of business. The Company’s personal lines business showed some opportunity for future profitability, but constraints on capital made it impractical to exploit that opportunity. Doing so would have entailed significant growth, geographic expansion and diversification, as well as additional demands on systems and personnel, all of which would require capital that was not available to the Company. Accordingly, the Company took only cautious steps toward expansion by beginning to write nonstandard personal auto insurance in Texas in 2003 and Arizona and Nevada in 2004. In 2005 and 2006, the Company expanded its personal lines business into California and South Carolina.

The Recapitalization allowed the Company to extend the required redemption of our Series A Preferred Stock from 2006 to 2011 and also provided the Company with approximately $3.1 million in additional equity capital.

Immediately following the Recapitalization, the Company embarked upon an expansion program to utilize its experience and expertise in nonstandard personal auto insurance on a much larger and more geographically diversified basis. In doing so, the Company recognized the inherent new and expanded risks involved in that strategy, as disclosed in Risk Factors in our disclosure documents. Recognizing that the levels of anticipated growth would require further capital infusions, the Company conducted a rights offering in 2005 pursuant to which it raised $14.6 million in additional capital which was invested in the insurance subsidiaries and arranged for a new credit facility to assist us in capital and liquidity management. In recognition of these positive developments, the A. M. Best ratings of the two insurance subsidiaries were upgraded in October, 2005 from “B-” to “B” with a stable outlook.

The Company’s gross written premium increased from $43.8 million in 2004 to $116.2 million in 2005 and $202.4 million in 2006, while the remaining inventory of commercial claims continued to decline.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

It was necessary to begin incurring substantial expenses early in 2005 for personnel and systems in order to provide a platform capable of supporting the anticipated growth, but doing so resulted in relatively high expenses and delayed the prospects of significant profits.

Partial Elimination of Valuation Allowance in 2005

Beginning with the annual budgeting process that began in the fourth quarter of 2005, management determined that expected future growth and the prospects for potentially increasing levels of taxable operating income and positive expectations for the future made it appropriate to no longer record a valuation allowance for the temporary differences between the Company’s financial reporting basis and the tax basis of assets and liabilities, and the Company reduced the valuation allowance by $3,616,000 in the fourth quarter of 2005.

Management also reviewed the status of the remaining valuation allowance, which applied to net operating losses scheduled to expire from 2020 through 2023. Management concluded that, while there was some positive evidence to support the view that it was more likely than not that all or a portion of the remaining net operating losses could be utilized over the remaining life thereof, such evidence was primarily subjective, and additional positive operating results and other objective evidence would be required before it would be appropriate to reduce the valuation allowance further. Accordingly, no reduction in the valuation allowance applicable to net operating losses was recognized.

Additional Partial Elimination of Valuation Allowance in 2006

While the Company’s prospects for long-term taxable income from the ongoing personal lines business were gradually improving during 2006, we continued to face significant risks and uncertainties, many of which were directly related to the ambitious expansion program and the absence of actuarial data concerning new markets into which it had expanded. Over the course of 2006, management gradually became more comfortable in its view that the Company should be able to produce somewhat consistent earnings over the long term. However, short term fluctuations (as evidenced by pricing instability and uneven accident frequency and severity data in several new markets) during 2006 made it difficult to assess the future. As part of the continuing effort to strengthen capital, the Company raised $23.6 million through the sale of trust preferred securities in January, 2006; however, most of the proceeds of that financing were used to redeem all of the remaining outstanding preferred stock (which was subject to mandatory redemption in 2011), with $5 million invested in the insurance subsidiaries.

As planning for 2007 and future years took place in the fourth quarter of 2006, management determined that additional growth on the scale realized in 2005 and 2006 would not be advisable. The Company had grown sufficiently to achieve some economies of scale to accommodate the expanded work force and systems put in place in those years, and more targeted growth was anticipated. Consistent with that approach, the Company implemented multiple rate increases in most of its markets and took other steps, including a very significant revamping of its claims procedures and personnel, to improve the return that it would achieve existing and future business. This planning process also led to the recognition that, with slower growth planned, the Company should be able to realize somewhat more consistent positive operating results in future years. In the

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

fourth quarter of 2006 the Company raised an additional $35.3 million through a rights offering to existing shareholders and the issuance of additional trust preferred securities.

As it conducted a detailed review of the Company’s personal lines results for 2006, management also considered the availability of the additional capital raised in the fourth quarter, historical trends in the insurance industry and other economic data relevant to the determination of the prospects for future utilization of the net operating loss carryforwards recorded in the deferred tax asset. Based upon all of that information and management’s assessment of the Company’s prospects as of December 31, 2006, the Company for the first time was in a position to conclude that it is more likely than not that a material portion of the asset would be utilized.

Accordingly, the Company reduced the valuation allowance by $5.5 million and adopted a methodology for probable future reductions of the allowance, subject to confirmation in future periods that the basic assumptions underlying the action taken in the fourth quarter 2006 were still valid. The Company continues to consider the status of the deferred tax asset and the criteria to be applied pursuant to FASB Statement No. 109 and will make any necessary adjustments (positive or negative) as additional information becomes available.

Proposed Additional Disclosure

Although we believe that our existing disclosure is adequate, we propose revising the disclosure in future filings to address your comment. Appendix 2 to this letter sets forth the revised language that would appear in place of the paragraph that is now the sixth paragraph in Note (10) to the Consolidated Financial Statements (the disclosure shown is from the Form 10-K).

* * * * *

This is to acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Vanessa Robertson

Securities and Exchange Commission

July 31, 2007

When you have had the opportunity to review the responses set forth herein, we would be pleased to discuss our responses or provide additional explanatory information if necessary. Please do not hesitate to contact the undersigned at the numbers shown below or John S. Daniels, General Counsel of GAINSCO, INC. (972.629.4411) in that regard.

Very truly yours,

/s/ Daniel J. Coots
Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
972.629.4407 (voice)
972.629.4401 (facsimile)

Appendix 1

The following table summarizes the Company’s contractual obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	Amounts in thousands
Unpaid C & CAE	$77,898	47,513	19,427	8,438	2,520
Trust preferred I	25,000	—	—	—	25,000
Trust preferred I interest	9,796	2,305	4,610	2,881	—
Trust preferred II	18,000	—	—	—	18,000
Trust preferred II interest	8,546	1,641	3,281	3,282	342
Operating leases	12,419	2,119	3,819	2,702	3,779
Employment agreements	3,360	422	1,680	1,258	—
Note payable	2,000	—	800	1,200	—
Note payable interest	516	181	271	64	—
Sponsorship agreements	1,500	1,500	—	—	—

Total commitments	$159,035	55,681	33,888	19,825	49,641

The Company’s unpaid C & CAE do not have contractual maturity dates; however, based on historical payment patterns, the amount presented is management’s estimate of expected timing of C & CAE payments. The timing of C & CAE payments is subject to significant uncertainty. The Company maintains a portfolio of marketable investments with varying maturities and a substantial amount of short-term investments intended to provide adequate cash flows for C & CAE payments.

The Note payable is assumed to be settled at its contractual maturity. Interest on the Note payable is calculated using the 7.61% interest rate in effect at December 31, 2006. Interest due on Trust Preferred I is calculated based on the 9.22% rate in effect at December 31, 2006 through the first date callable by GAN at March 31, 2011. Interest due on Trust Preferred II is calculated based on the 9.115% rate in effect at December 31, 2006 through the first date callable by GAN at March 15, 2012. See Note (4) “Note payable” and Note (5) “Subordinated Debentures” in Notes to Consolidated Financial Statements appearing under ITEM 8, “Financial Statements and Supplementary Data” of this report for detail.

Appendix 2

The Company considers available evidence, both objective and subjective, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for the valuation allowance. As a result of available evidence, both objective and subjective, as of the end of the fourth quarter of 2005, it was considered more likely than not that a full valuation allowance for deferred tax assets was not required, resulting in the release of a portion of the valuation allowance previously recorded against deferred tax assets and attributable to temporary differences between the financial reporting basis and the tax basis of assets and liabilities, generating a $3.6 million tax benefit in the fourth quarter of 2005. In the fourth quarter of 2006, management’s analysis of available evidence, both objective and subjective, concluded it was more likely than not that additional portions of this asset attributable to net operating loss carryforwards would be used in future periods so the valuation allowance was reduced by $5.5 million, producing a tax benefit of $5.5 million in the fourth quarter of 2006.

The Company required both sufficient capital to support its expanded operations and cover fixed costs and evidence that business written could achieve margins comparable to those found in other property and casualty insurers before it was appropriate to begin reducing the valuation allowance relating to net operating loss carryforwards. Until the fourth quarter of 2006, such evidence was not available.